Mail Stop 03-06

April 21, 2005

Jal S. Jassawalla
President and Chief Financial Officer
World Heart Corporation
7799 Pardee Lane
Oakland, California 94621

      Re: World Heart Corporation
              Preliminary Schedule 14A filed March 24, 2005
              File No. 000-28882

Dear Mr. Jassawalla:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Schedule 14A

General

1.   We note that proposal 3 seeks shareholder approval of the issuance of World Heart common shares to MedQuest Products, Inc. and its principal shareholder, Maverick Venture Management, LLC in connection with the simultaneous acquisition by World Heart of the business of MedQuest and the private placement of common shares of World Heart to Maverick. We also note that proposal 6 seeks approval of an increase in the number of shares issued under the option plan and removal of the 5% restriction. Please tell us supplementally why Rule 14a-4 of Regulation 14A does not require that

shareholders be given the opportunity to vote or abstain separately with respect to the issuance of shares to MedQuest in connection with the asset acquisition and the issuance of shares to Maverick in connection with the private placement transaction. Also, tell us why the two issues in proposal 6 should not be separated. Please refer to Release No. 34-31326 and the September 2004 Interim Supplement to our Manual of Publicly Available Telephone Interpretations.

2.   Please provide us your analysis of the date on which your status as a foreign private issuer ceased for purposes of Section 16 of the Exchange Act and for periodic reporting purposes.

3.   Provide the information required by Item 21 of Schedule 14A.

4.   In an appropriate section of the forepart of your document, clarify the extent of Maverick's ownership of MedQuest. Also identify the individual who controls Maverick.

5.   Please avoid the extensive repetition throughout your document. For example, much of the disclosure in the business section beginning on page 16 is repeated in the business description beginning on page 65. Also, you repeat numerous times throughout the document the arrangement to induce exercise of the warrants. Revise your document so that it is organized logically from the perspective of shareholders seeking information material to a voting decision and does not unnecessarily repeat disclosure that can tend to obscure ready access to material information.

Solicitation before Furnishing a Proxy Statement

6.   We note the January 31, 2005 press release available on your web site that announces your execution of a definitive agreement to acquire the assets of MedQuest. Please tell us what consideration you have given to filing that press release as soliciting material pursuant to Rule 14a-12 of Regulation 14A and including in such items the legend required by Rule 14a-12(a)(1)(ii) of Regulation 14A.

Summary – Page 1

7.   Delete the second sentence of the second paragraph, and your other similar statement on page 63, as it is not appropriate to appear to disclaim responsibility for disclosures in your proxy statement regarding MedQuest.

Recommendation of the Board – Page 2

8.   If you elect to highlight the positive factors that the board identified, provide an equally prominent summary of the negative factors.

9.   You currently state that with the addition of MedQuest's rotary VAD "*we will be* able to address a broader section of the late-stage heart failure market," and "*we will* become a multiple product company . . ." We note that MedQuest's rotary VAD is a product candidate that has not yet begun initial feasibility clinical trials. Revise your disclosure to clarify that MedQuest's rotary VAD is not yet commercialized.

Effects on Shareholders – Page 2

10.   We note your disclosure that as a result of stock issuances to MedQuest and Maverick, "there will be significant dilution of existing shareholders' equity interests in WorldHeart." Revise the summary to quantify the effect on existing shareholders' equity interest of each proposal that will increase your outstanding share capital.

Amendment to September 2004 Warrants – Page 2

11.   Provide us a detailed legal analysis regarding whether the inducement described in this section is governed by the tender offer rules.

Amendments to Certain Options . . . – Page 3

12.   We note your disclosure that the executive officers and directors of World Heart "agreed to forfeit certain options held by them." Disclose, if true, that at the time the options were forfeited, none had an exercise price that was at or below the then-current market price of your common stock. Also disclose, if true, that the amendments have the effect of repricing these options.

Appointment of Proxy Holders and Revocation of Proxies – Page 9

13.   Please clarify that proxies indicating votes against a proposal will not be used to vote in favor of adjourning or otherwise postponing the meeting to allow for additional voting on the proposal. Otherwise, include a separate proposal regarding adjourning or postponing the meeting.

Voting of Proxies – Page 9

14.   We note that you are seeking proxies to vote proposals "with or without amendment" or variation. Clarify your plans for resolicitation of proxies if a proposal is amended or varied.

Voting Shares, Record Date and Principal Holders – Page 10

15.   Revise the table to include all of the information required by Item 403 of Regulation S-B. Also, the number of shares disclosed in the table should include shares that the person or group has a right to acquire within 60 days.

16.   Revise footnotes (3) through (7) and the footnotes on page 61 to disclose the number shares underlying options that are subject to shareholder approval.

17.   Revise your disclosure to name the natural persons who beneficially own the shares held by Zeisiger Capital Group LLC.

Development of the Business – Page 13

Three Year History and Development of WorldHeart – Page 13

18.   Expand your disclosure to discuss your expected consolidation of operations if the MedQuest acquisition is completed.

19.   Disclose the reasons for the resignations.

Significant Acquisitions – Page 16

20.   Revise the sixth paragraph on pate 16 to quantify the portion of the proceeds from your planned private placement and the exercise of warrants that will be used to pay loans and liabilities.

21.   Disclose the terms of the loans to be repaid, including the creditor, the date of issuance, the maturity date, and the interest rate.

Sources and Availability of Raw Materials – Page 20

22.   Describe the extent of your reliance on "externally supplied inputs," the reasons for and extent of the related difficulties, and the status of your attempts to ensure adequate supplies.

Intellectual Property – Page 20

23.   Disclose the expiration date of material patents.

Shareholder Proposals – Page 37

24.   Please disclose the information required by Rule 14a-5(e)(2) relating to the date after
        which notice of a shareholder proposal submitted outside of the Rule 14a-8 process is
        considered by the company to be untimely.

Executive Officers – Page 40

25.   Please expand your disclosure to provide the information for the five-year period as
        required by Regulation S-B Item 401.

Employment Agreements – Page 43

26.   Disclose the "certain grants" and "certain royalty rights" to which the officers are
        entitled.

27.   Please tell us where the agreement with Mr. Jassawalla is filed.

The availability of additional common shares – Page 54

28.   Please tell us why you need not register the shares to be issued to MedQuest. Also tell us
        why you believe the securities issued upon exercise of the warrants and conversion of the
        notes will be freely tradable.

Material Contracts – Page 55

29.   We note that pursuant to the Novacor LVAS royalty agreement, you are committed to
        make royalty payments to certain employees, including Phillip Miller. Please provide the
        information required by Item 404 of Regulation S-B with respect to this agreement and
        tell us where this agreement is filed.

Audited Consolidated Financial Statements – Page 58

30.   Please clarify what is means for the financial statements to be "placed before" the
        shareholders. Also disclose the implications of shareholder approval of the financial
        statements.

Appointment of Auditors – page 62

31.   We note that the proxy card also addresses shareholder approval of the board's
       establishment of auditor remuneration. Fully discuss that aspect of the proposal.

MedQuest Resolution - Acquisition of MedQuest and Private Placement to Maverick – Page 63

32.   Provide the information required by Item 14(b)(7) of Schedule 14A regarding past
       contacts, transactions and negotiations.

33.   Tell us whether the MedQuest shareholders will vote on transaction and why your offer
       and sale of shares to MedQuest need not be registered under the Securities Act.

Regulatory Approvals – Page 63

34.   Disclose the market price of your securities on the date you entered into the agreement.

Reasons for the MedQuest Acquisition and Maverick Private Placement – Page 64

35.   Please explain more fully how the cited factors affected the board's decision positively or
       negatively.

36.   Summarize the analyses conducted by the board.   For example, we note your reference
       to a comparable acquisitions analysis and a discount-to-market analysis. Demonstrate
       support for your statement of fairness on page 79.

37.   Disclose how you established the price of the transactions.

38.   Reconcile your statement about the "period of time during which MedQuest and
       Maverick will be unable to dispose of the common shares" with your statement on page
       54 that you intend to register the resale of the shares. Also clarify the terms of the
       escrow mentioned on page 75 and how they affect the resale of the shares.

MedQuest Business – Page 65

39.   Balance your disclosure of the positive developments with equally prominent disclosure
       of any negative developments.

Marketing, Training and Distribution Strategy – Page 68

40.   Clarify whether you are acquiring the MedQuest staff mentioned in the second paragraph. Also clarify why you are acquiring only one potential product when you disclose that the staff has commercialized over 160.

Intellectual property – Page 68

41.   Disclose the termination date of material patents. Also disclose the terms of material licenses, including duration and termination provisions.

Conditions to Obligations to Effect the Acquisition – Page 74

42.   Please disclose the progress you have made toward satisfying the closing conditions.

Maverick Agreement – Page 76

43.   Describe the development of this agreement. For example, how did you determine the size and price of the transaction? What were the terms of the assumed debt, and why did you determine to repay it as part of the acquisition?

44.   Disclose your analysis supporting the fairness of this transaction as mentioned on page 79.

Employment and Consulting Agreements – Page 79

45.   Clarify the roles that the identified individuals will assume after the acquisition. Also disclose the aggregate compensation to be paid under the agreements. In addition, disclose all material terms of any agreement with an individual who will become an executive officer of your company.

Warrant Amendment Resolution . . . – Page 79

46.   With a view toward disclosure, please tell us why the debenture holders would have agreed to convert their debt into equity.

47.   Clarify why shareholder approval was a made a condition to this amendment. Also disclose why this amendment is a condition to the MedQuest acquisition.

48.   In this section, disclose when and why the debentures were originally issued. Disclose the consideration you originally received for those securities.

49.   With a view toward disclosure, provide us a table of who owns the securities that will be affected by this resolution and the number of securities each such security holder will receive as a result of the conversion and exercise. Indicated all relationships of those individuals to World Heart and MedQuest.

50.   Summarize the analyses underlying the board's determination that this resolution is fair and in the best interest of shareholders.

ESOP Resolution . . . – Page 80

51.   Disclose in this section the basis for the board's determination that management should be entitled to hold up to 10% of the common shares of World Heart. Also clarify how the 10% figure was chosen. This disclosure should be more specific than the general reference to "market research" mentioned on page 45.

52.   Disclose the board's policy for allocation of the 10% among the company's managers.

53.   Disclose why the board chose the 9,772,505 and 12% figures.

54.   We note your disclosure that some of the grants are intended to establish beneficial ownership levels assuming the completion of the other transactions contemplated in the proxy statement. Disclose the effect on those grants if the other transactions are not approved or otherwise do not close.

55.   Disclose the basis for the board's fairness determination mentioned on page 82.

Employee Stock Option Benefits Table – Page 82

56.   Revise the table to include a column setting forth the dollar value of the options held by each individual and group named. See Item 10(a)(2) of Schedule 14A. Also clarify which options are conditioned on shareholder approval.

Option Amendment Resolution . . . – Page 82

57.   Explain why the officers and directors agreed for forfeit their options.

58.   Clarify whether your officers and directors forfeited their options in September 2004 or whether such forfeitures are contingent upon shareholder approval of this resolution. Also show us how the forfeitures are reflected in the table at the top of page 45.

59.   Disclose the basis for the board's fairness determination and the determination that this
        resolution is in shareholders' interests as mentioned on page 83.

Continuance Resolution . . . – Page 84

60.   Clarify what you mean by "continuing" a corporation from one corporations act to
        another.

61.   Disclose the basis for the board's determination that this resolution is in shareholders
        interests as mentioned on page 86. From your disclosure, it should be clear why the board
        believes that the material differences (like reduced ability to initiate a shareholder
        proposal and broader director indemnification) are in shareholders' interest.

CBCA Versus OBCA – Page 84

62.   Revise the first paragraph to clarify that you have described all material differences.
        Expand your subsequent disclosure as necessary to make the revised paragraph true.

Dissent Rights – Page 86

63.   Your disclosure may not be qualified by reference to statutes. Please revise accordingly.

Material Tax Considerations – Page 86

64.   Disclose the tax consequences of the continuance. Also, in an appropriate section of your
        document, provide the disclosure required by Schedule 14A Item 10(b)(2)(i)(E)
        regarding the option plan proposals.

World Heart Financial Statements – Page B-1-1

Auditors' Report – Page B-1-3

65.   Please have your auditor's revise their report to include at the end of the second
        paragraph the following sentence: "We believe that our audits provide a reasonable basis
        for our opinion" or tell us why the auditors believe such sentence is not required.

Consolidated Statements of Operations – Page B-1-6

66.   We note in your 2003 consolidated statements of operations you reflect a foreign
        exchange gain of $10.1 million. We further note from page C-1-6 that you disclose the
        majority of the gain is attributable to preferred shares. Please tell us supplementally and
        disclose in MD&A and the footnotes to the financial statements the nature of the

transaction that gave rise to the foreign exchange gain and how it was reflected in your financial statements.

Notes to the Consolidated Financial Statements – Page B-1-9

Note 3, Significant Accounting Policies – Page B-1-9

(g) Goodwill and other intangible assets – Page B-1-10

67.   Your disclosure here and on page C-1-14 indicates that you compare the carrying amount of goodwill with the related enterprise value in evaluating goodwill for impairment. It is unclear to us how you determine enterprise value or the fair value of the reporting unit as required by SFAS 142. You should use the two-step impairment test discussed in paragraphs 19 – 22 of SFAS 142 to identify potential goodwill impairment and measure the amount of a goodwill impairment loss to be recognized, if any. Impairment should be based upon the excess of the carrying amount of goodwill over its implied fair value. Also, you disclose on page C-1-14 that you review goodwill for impairment in accordance with SFAS 144. Please tell us how your accounting policy related to the valuation of goodwill complies with SFAS 142. Revise your disclosures as necessary.

(j) Revenue Recognition – Page B-1-10

68.   You state that revenue is generated from product and services and for multiple element offerings you allocate the proceeds to the elements based on their relative fair values. You further state revenue from each element is recognized when the product is delivered and services rendered. Your revenue recognition policy appears vague and somewhat generic. Please revise to indicate the nature of your product and services you provide. Also, describe the nature of your multiple element arrangements. Indicate in those cases when revenue would be deferred.

69.   Revise to specifically state what products are covered by a limited warranty.

(m) Government assistance – Page B-1-11

70.   Please expand your disclosure to indicate what types of government assistance you receive.

Note 10, Convertible Debentures – Page B-1-13

71.   We note in September 2004 you issued convertible debentures along with detachable warrants with an exercise price of $1.55 per share. Supplementally tell us how you determined the value of the beneficial conversion feature and how it was reflected in your

financial statements. Please provide us supplementally with your computations. We may have further comment after reviewing your response.

Note 12, Shareholders' Equity – Page B-1-14

72.   We note that you have accounted for the 2003 exchange of existing stock options with new options using variable accounting. Please supplementally explain to us why, if the options were exchanged to more appropriately reflect market price in 2003 and your stock price has significantly fluctuated since that date, there is no compensation expense reflected in your financial statements related to these options.

Rights related to 2007262 Ontario Inc.

73.   We note from the basis of presentation footnote you account for investment in 2007262 Ontario using the equity method. Tell us supplementally the value of your investment at December 31, 2003 and 2004, and where it is reflected in your balance sheets.

Stock Option and Warrant Activity – Page B-1-15

74.   Revise your pro forma table, that shows the effects if the fair value method had been used for all stock awards, as necessary to present such information in accordance with paragraph 2(e)(c) of SFAS 148.

Note 16, Income Taxes – Page B-1-18

75.   Please supplementally tell us why "loss before income taxes" does not reconcile to your net loss as shown on the consolidated statements of operations. Please revise or advise us.

Management's Discussion and Analysis – Page C-1-1

Research and Development – Page C-1-5

76.   Please explain the nature of the tax credit dispute.

Commitments – Page C-1-12

77.   Please revise your table of contractual obligations to include the outstanding convertible debentures or tell us why you believe it should not be included.

MedQuest Products Financial Statements – Page D-1

Report of Independent Auditors – Page D-3

78.   The auditor's report included in the filing does not contain the name of your independent public accountants and does not appear signed, as denoted by an appropriate "signature symbol".   Please include in your filing with the next amendment a signed audit report that covers the fiscal years ending June 30, 2004 and 2003 and the cumulative period from December 31, 1993 (date of inception) to June 30, 2004.

Financial Statements

Basis of Presentation – Page D-12

79.   The information provided in this note does not clearly describe a viable plan that removes the threat of the continuation of the business. Please revise the note and MD&A, specifically the liquidity and capital resources section, to describe such a plan, including lines of credit or other sources of liquidity available to you. To the extent management does not have such a plan, please consult with your auditors as to the appropriateness of the going concern opinion. Refer to FRC 607.02 and SAS 34.

Pro Forma Financial Statements – Page F-1

General

80.   Please revise your pro forma financial statements to include a separate pro forma adjustment for each item to which you are adjusting the historical financial information. In other words, the pro forma adjustments should be presented gross on the face of the pro forma statements.

U.S. GAAP Unaudited Pro Forma Combined Condensed Statements of Operations – Page F-2

81.   We note that World Heart has a calendar year-end and MedQuest Products has a fiscal year end of June 30. In this regard, please revise your introductory paragraph on page F-1 to disclose to the reader how you conformed the financial information of MedQuest to arrive at their operating results for the year ended December 31, 2004 as presented in the combined condensed statements of operations on page F-2. Refer to Article 11-02(c)(3) of Regulation S-X.

82.   Please reconcile for us the net loss of $26,146,798 reflected for MedQuest on a historical basis in your pro forma statements of operations with the net loss of $26,141,798 presented in historical statements of operations of MedQuest on page B-1-6. Revise your filing as necessary.

83.   In the column presenting the historical results of MedQuest you should either present their actual historical loss per share or not reflect a loss per share for the target as the information is not meaningful.

U.S. GAAP Unaudited Pro Forma Combined Condensed Balance Sheet – Page F-3

Notes to the Unaudited Pro Forma Combined Condensed Financial Statements – Page F-6

84.   Please revise to separate the notes for the pro forma adjustments on an US GAAP basis from the Canadian GAAP basis adjustments.

85.   Reference is made to adjustment 1. Please revise your notes to the pro forma financial information to explain in further detail the various components of this adjustment and to explain how each component of the adjustment was calculated or determined. Also, please tell us supplementally and disclose in the notes the components of net working capital liability assumed and specifically state what liabilities of MedQuest will be assumed by World Heart.

86.   Further reference is made to adjustment 1. It appears from your preliminary purchase allocation that substantially all of the purchase price is being allocated to acquired in-process research and development (IPR&D). In this regard, please expand this note to explain the following in greater detail:
   - Confirm to us that the value assigned, using the income approach, was based on discounted probable future cash flows on a project by project basis.
   - Expand to discuss all significant assumptions made and estimates used in determining the assigned values to each project
   - Describe each significant IPR&D project acquired
   - Present in tabular format the fair value assigned to each project acquired and projected costs to complete by project
   - For each project, disclose the status of the development, stage of completion at acquisition date, the nature and timing of the remaining efforts for completion, anticipated completion date and the date you will begin benefiting from the projects, the risks and uncertainties associated with completing development within a reasonable period of time, and the risks involved if the IPR&D projects are not completed on a timely basis

        We may have further comments based on your response.

Form 10-KSB for the period ended December 31, 2004

87.   Please incorporate any such revisions as a result of the comments above as applicable in
your future filings.

Item 8A. Controls and Procedures – Page 37

88.   Please amend your filing to disclose your executive officers' conclusions regarding the
effectiveness of your disclosure controls and procedures <u>as of December 31, 2004</u>, as
required by Item 307 of Regulation S-B. Also, please correct your rule references to
reflect the current location of the definitions.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10
business days or tell us when you will provide us with a response. You may wish to provide us
with marked copies of the amendment to expedite our review. Please furnish a cover letter with
your amendment that keys your responses to our comments and provides any requested
supplemental information. Detailed cover letters greatly facilitate our review. Please understand
that we may have additional comments after reviewing your amendment and responses to our
comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing reviewed by the staff to be certain that they have provided all information investors
require for an informed decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

⋅   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

⋅   staff comments or changes to disclosure in response to staff comments do not foreclose
the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Direct questions on the financial statements and related disclosure to Heather Tress at (202) 824-5263 or Michele Gohlke at (202) 942-7903. Direct any other questions to Donald C. Hunt at (202) 824-5662 or to me at (202) 824-5697.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Martin Glass, Esq. – White & Case LLP